SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

685,364

8. SHARED VOTING POWER

39,244

9. SOLE DISPOSITIVE POWER

2,183,096_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,183,096

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.73%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment No.5 to the Schedule 13D filed on October 20, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The filing persons have sent the letters attached as Exhibits below.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A. Letter to Board of Directors
Exhibit B. Letter to Board of Directors

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/13/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein










Exhibit A.


                   Opportunity Partners L.P.,
            60 Heritage Drive, Pleasantville, NY 10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net


June 27, 2005


Bruce A. Rosenblum, Corporate Secretary
The Board of Directors
The New Germany Fund, Inc.
345 Park Avenue
New York, NY 10154

Dear Mr. Rosenblum and Board Members:

As you know, we did not attend the annual meeting because the board declined our request to affirm that it would allow all proxies presented at the meeting to be voted as instructed and counted. Our position was - and is - that the board's determination to enforce its qualifications bylaw is improper. Just a few weeks ago, in a lawsuit against the Walt Disney Company, the Chancery Court of Delaware affirmed its long standing position that "the right of shareholders to participate in the voting process includes the right to nominate an opposing slate."

Unfortunately, you may have been misinformed by your legal counsel that shareholders of The New Germany Fund (the "Fund") do not have a similar right to nominate an opposing slate because the Fund is registered in Maryland. You should be aware that in a recent case brought in the Circuit Court for Baltimore City in Maryland against Foxby Corp., that court denied a motion to dismiss, stating: "This Court believes that Maryland law provides the same protection to shareholder voting rights that obtains in Delaware, in similar factual contexts, such as the present one involving a proxy fight over control of the board. Cf. Brown v.McLanahan, 148 F.2d 703, 708 (4th Cir. 1945)." We are
enclosing a copy of the Foxby opinion for your convenience.

In addition to questionable legal advice, it also appears you may have received incorrect advice from your proxy solicitor. A press release the Fund issued late Friday stated: "The Fund has been advised unofficially that the number of votes received by management's director nominees exceeded the number of proxies obtained, and shares beneficially held, by the dissident stockholder, which could have been voted for the opposing slate." The press release indicated that between 7,627,593 and 7,661,376 shares were voted for the incumbent directors.

Please be advised that we received proxies that, along with those representing our shares, had they been presented at 5 p.m. on June 22, 2005 at the twice adjourned meeting and had we been permitted to vote them as instructed, would have cast votes representing between 7,744,533 and 7,744,761 shares for our nominees. Therefore, each of our nominees would have been elected by a margin of at least 83,157 shares if not for the board's refusal to allow our proxies from being voted as instructed. In addition, those proxies would have voted on our net asset value proposal as follows: For: 7,818,403 shares,
Against: 32,698 shares, Abstain: 313,739 shares. Therefore, if these votes were combined with the votes indicated in your press release, our proposal would have received 71% of the votes cast.

The question is whether the board acted properly in refusing our request to waive enforcement of its qualifications bylaw. In Delaware, the standard for a fair corporate election was set forth in Aprahamian v. HBO & Co., 531 A.2d 1204, 1206-07 (Del. Ch. 1987):
     The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections.
We believe a Maryland court would apply the Aprahamian standard to the Fund. We have attempted to contact a representative of the Fund to try to resolve this matter before we commence litigation. Please advise us whether the board would like to pursue such a resolution. Thank you very much.

Very truly yours,


Phillip Goldstein
Portfolio Manager




Exhibit B.


                   Opportunity Partners L.P.,
           60 Heritage Drive, Pleasantville, NY 10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net


July 12, 2005



The Board of Directors
The New Germany Fund, Inc.
345 Park Avenue, 27th Floor
New York, NY 10154


Dear Board Members:

Since we have not received a response to our letter dated June 27, 2005 in which we sought to initiate negotiations to resolve our differences, it appears we have no choice but to pursue litigation to challenge the validity of the director qualifications bylaw of The New Germany Fund, Inc. (the "Fund") and the board's refusal to waive it in the face of a proxy contest.

Before we file a derivative lawsuit, we hereby demand that the board of directors conduct a good faith investigation to determine whether the Fund should take action against Sullivan & Cromwell LLP, its legal counsel, for malpractice in connection with its role in advising the board to adopt the director qualifications bylaw and to refuse our valid request to waive it. Please advise us whether the board will investigate this matter and if so, if it believes the natural desire of the incumbent directors to avoid an ouster is an inherently disabling conflict. We would strongly suggest that the board consider retaining independent legal counsel to advise it on this matter for obvious reasons.

Rule 1.13 of the Maryland Lawyer's Rules of Professional Conduct requires the Fund's counsel to faithfully represent only the Fund. Rule 1.13(d) states: "In dealing with an organization's directors, officers, employees, members, shareholders or other constituents, a lawyer shall explain the identity of the client when it is apparent that the organization's interests are adverse to those of the constituents with whom the lawyer is dealing."
We believe Sullivan & Cromwell improperly aided and abetted the board of directors to breach their fiduciary duty to the Fund in
(a) adopting and (b) refusing a valid request to waive the Fund's preclusive director qualifications bylaw because the bylaw's primary purpose is to impede a shareholder vote to determine the composition of the board of directors.

In addition, according to Formal Opinion 86 of the American Bar
Association Standing Committee on Ethics and Professional
Responsibility (December 2, 1932)

     The client of the general counsel of a corporation is the corporation itself. As a corporation speaks and acts only through its officers and directors, its counsel is their legal advisor in respect to its affairs, but in performing that duty he is acting as the corporation's attorney only and not as the attorney of any of its stockholders, directors or officers as individuals, or any group or faction thereof.

     In acting as the corporation's legal adviser he must refrain from taking part in any controversies or factional differences which may exist among stockholders as to its control. (emphasis added)

In considering this demand, the board should also take note of Brown v. McLanahan, 148 F.2d 703, 708 (4th Cir. 1945):

     Defendants admit in their answer that the action taken was for the purpose of perpetuating in power those in present control of the Company. Under the law of Maryland a voting trust cannot exist for more than ten years, and this action of the voting trustees was taken shortly before the expiration of this period. See Barbour v. Weld 201 Mass. 513, 87 N.E. 909; Friedberg v. Schultz, 312 Ill.App. 171, 38 N.E.2d 182, 183; 2 Chicago-Kent Law Rev. 271. Defendants also set forth their honest belief that their actions were for the benefit of the Company.

      In this connection, the words of the Court in Luther v.  C.
J.  Luther Co., 118 Wis.  112, 94 N.W. 69, 73, 99 Am.St.Rep. 977,
appear particularly apt. The Court there said:

      `Nothing can be more fallacious in corporate or in popular government than the argument that because they honestly believe their policy right, and another dangerous, they may rightfully invade the field of the suffrage upon which policy rests, and disfranchise, in whole or in part, those who disagree with them.'

          Subjective good faith cannot lend validity to the acts of the trustees which operate to deprive the certificate-holders of vital rights. Industrial & General Trust v. Tod, 180 N.Y. 215,
73 N.E. 7

If Sullivan & Cromwell counseled the incumbent directors of the Fund (and those of other closed-end funds), whatever the intentions of the directors might be, to commit these breaches because its own position as legal counsel to the Fund would be less secure if shareholders were free to nominate and elect other directors in a proxy contest, then it placed its own interest above that of its client, i.e., the Fund and the Fund should take action against Sullivan & Cromwell for malpractice.

If we do not receive a response by August 5, 2005, we intend to file a derivative lawsuit on behalf of the Fund against Sullivan & Cromwell for malpractice in aiding and abetting the board of directors to breach its fiduciary duty to the Fund by (a) adopting and (b) refusing a valid request to waive the Fund's preclusive director qualifications bylaw.


Please call me if you wish to discuss this matter.

Very truly yours,



Phillip Goldstein
Portfolio Manager